                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person

The Missouri Foundation for Health
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

211 North Broadway
--------------------------------------------------------------------------------
                                    (Street)

St. Louis                           Missouri             63102
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

================================================================================
2. Issuer Name and Ticker or Trading Symbol

RightCHOICE Managed Care, Inc. (RIT)

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

43-1880952
================================================================================
4. Statement for Month/Year

January 2002
================================================================================
5. If Amendment, Date of Original (Month/Year)

        February 8, 2002
================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [X ] Form filed by one Reporting Person
   [  ] Form filed by more than one Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          01/31/02        U            10,179,536      D     (1)        -0-            I      By Wilmington Trust
                                                                                                                          Company as Voting Trustee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          01/31/02        U               932,964      D     (1)        -0-            D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1) Disposed of pursuant to the Agreement and Plan of Merger (the "Merger
Agreement") dated as of October 17, 2001 between issuer, WellPoint Health
Networks Inc. ("WellPoint") and RWP Acquisition Corp., a wholly-owned subsidiary of WellPoint, in exchange for either $66 in cash or .6161 shares of WellPoint common stock having a market value of $107.12 per share as of the date of the
Merger Agreement, provided that the overall mix of the total consideration to be paid in the merger for all outstanding shares of issuer's common stock is fixed so that 30% of the shares will be converted into cash and 70% of the shares will be converted into shares of WellPoint common stock.

                                  Page 1 of 2

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

The Missouri Foundation for Health

/s/ Alberta C. Slavin                                          02/13/2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        Chairperson

**     Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedures.

                                  Page 2 of 2